UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Remote MDx, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

75961Q 10 1

(CUSIP Number)

Stefan Vinson

NORD/LB

Norddeutsche Landesbank Girozentrale

Head Compliance

Zuleitung 4753/4753 Friedrichswall 10

D-30151 Hanover, Germany

+49 (511) 361-4753

With copies to:

Philipp von Randow

Latham & Watkins LLP

Frankfurter Welle, Reuterweg 20

60323 Frankfurt, Germany

+49 (69) 6062-6618

Dorothea Bedkowski

Latham & Watkins LLP

Warburgstraße 50

20354 Hamburg, Germany

+49 (40) 4140-3383

Dennis Craythorn

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

(212) 906-2908

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75961Q 10 1

1.	Name of Reporting Person: NORD/LB
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 0
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent Of Class Represented By Amount In Row (11): 0%
14.	Type of Reporting Person BK

This Amendment No. 6 amends the statement on Schedule 13D filed on March 14, 2008, as amended on March 17, 2008, August 1, 2008, September 2, 2008, October 16, 2008 and December 17, 2008 (the “Schedule 13D”), by NORD/LB relating to the common stock of RemoteMDx, Inc. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Explanatory Note

This Amendment No. 6 is being filed solely for the purpose of replacing Exhibit 1 to Amendment No. 5 of the Schedule 13D filed on December 17, 2008 with a correct translation of the Third Supplemental Agreement to the Purchase Agreement by and between NORD/LB and Dr. Winfried Kill, dated as of December 16, 2008.

Item 7.	Material to be Filed as Exhibits.

1. Third Supplemental Agreement to the Purchase Agreement by and between NORD/LB and Dr. Winfried Kill, dated as of December 16, 2008.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2008

NORD/LB

By:	/s/ Karsten Bretzke
Name:	Karsten Bretzke
Title:	Deputy Head of Compliance

By:	/s/ Dr. Marcus Wallenhorst
Name:	Dr. Marcus Wallenhorst
Title:	Head of Legal Department

EXHIBIT 1

Translation from German

3. Supplemental Agreement to the

Purchase Agreement of 07/29/2008

between

Norddeutsche Landesbank Girozentrale, Friedrichswall 10, 30159 Hannover,

- hereinafter: the “Seller” -

and

Dr. Winfried Kill, Parkstrasse 32a, 51427 Bergisch-Gladbach

- hereinafter: the “Purchaser” -.

Preamble

WHEREAS with purchase agreement of 07/29/2008 Seller has sold to Purchaser 31,024,000 shares of stock, ISIN US75961Q1013 (hereinafter: the “Shares”) of Remote MDX Inc with its principal place of business in Utah, United States (hereinafter: the “Company”). The purchase agreement was amended by supplemental agreements of 08/29/2008 and 10/15/2008. The parties have now agreed to amend the purchase agreement again and to enter into the following third supplemental agreement:

§ 1 Purchase Price

(1)	A partial amount of EUR 6,000,000 of the remaining purchase price of EUR 18,000,069.92 is due and payable on 12/15/2008 to Seller, in particular to the following account of the Seller at Norddeutsche Landesbank Girozentrale, bank code 25050000, account number 9000980240.

(2)	The remainder of the purchase price in the amount of EUR 12,000,069.92 is due and payable no later than 12/15/2009 to the Seller’s account mentioned above.

§ 2 Transfer of the Shares

Immediately upon receipt of the amount referred to under § 1 (1) above Seller will transfer all not yet disposed Shares to Purchaser, to the following depositary account of Purchaser: depositary account no. 6003723600 at Berliner Effektenbank, bank code 10110600.

§ 3 Other Undertakings of Purchaser

Purchaser shall immediately provide the Seller with all information and documents which are required for assessing the economical situation pursuant to § 18 of the German Banking Act.

§ 4 Liability, Warranty

(1)	Seller and Purchaser agree that the subject matter of this agreement is not the Company but the Shares and that Seller disclaims any liability for defects in quality or title in the Company including the Company’s earning capacity or the value of the Shares or individual items of the Company’s assets.

(2)	Seller warrants that on the date of the signing of this agreement and on the effective date of the transfer of the Shares:

a)	the Shares will be at Purchaser’s free disposal and not encumbered with rights of others and will be free from any other’s rights to sell or buy the Shares; and

b)	Seller has the right to freely dispose of the Shares without requiring a third party’s consent.

§ 5 Miscellaneous

(1)	The Purchaser confirms that his decision to buy the Shares has been taken on the basis of his own scrutiny of the risks involved and that in so far he has not received any advisory or financial services of the Seller and that he shall not raise any claims against the Seller in this regard.

(2)	Each party bears its own costs in connection with the conclusion and performance of this agreement, including costs of external advisors.

(3)	To the extent not amended by this contract, the provisions of the previous agreements remain in effect and are hereby re-confirmed.

(4)	This agreement is subject to the laws of the Federal Republic of Germany.

(5)	Place of performance and place of jurisdiction is Hannover.

(6)	The parties agree that if any provision in this agreement should be or become ineffective this shall be without prejudice to the validity of the remainder hereof. The parties undertake that if possible they will replace an ineffective provision with a provision of equal or similar financial effect. The same applies if the agreement should prove to have a gap or omission in the course of its performance.

(7)	Any amendments of or supplements to this agreement, including an amendment of or supplementation to this Clause, requires written form which shall be observed by facsimile transmission of the signed documents in order to be effective. No side agreements have been entered into.

(8)	For the validity of this supplement agreement, the facsimile transmission of a signed version to the respective other party is sufficient.

Hannover, date: 12/16/2008	Bergisch-Gladbach, date: 12/16/2008

Norddeutsche Landesbank

/s/ Antje Wintjes	/s/ Rosemarie Kill
Mrs. Antje Wintjes	Dr. Winfried Kill

/s/ Bernd Sablowsky
Mr. Bernd Sablowsky